UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

iShares GSCI Commodity – Indexed Trust

(Name of Issuer)

Common Shares

(Title of Class of Securities)

46428R107

(CUSIP Number)

October 20, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 489,915 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 489,915 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,915 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 25.13%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PADCO Advisors, Inc. (DBA Rydex Investments)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 357,359 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 357,359 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 357,359 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 18.33%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Series Funds Commodities Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 228,079 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 228,079 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,079 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 11.70%

12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Series Funds Absolute Return Strategies Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 129,280 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 129,280 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,280 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.63%

12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PADCO Advisors II, Inc. (DBA Rydex Investments)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 132,556 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 132,556 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,556 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.80%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Variable Trust Commodities Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 121,246 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 121,246 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,246 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.22%

12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Variable Trust Absolute Return Strategies Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 11,310 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 11,310 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,310 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.58%

12.	Type of Reporting Person (See Instructions) IV

Item 1.
(a)	Name of Issuer iShares GSCI Commodity-Indexed Trust (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices c/o Barclays Global Investors 45 Fremont Street San Francisco, CA 94105

Item 2.
(a)	Name of Person Filing The names of the persons filing this statement on Schedule 13G are:

•  Rydex Holdings, Inc. – Parent holding company of PADCO Advisors, Inc, PADCO Advisors II, Inc., Rydex Series Funds Commodities Fund, Rydex Series Funds Absolute Return Strategies Fund, Rydex Variable Trust Commodities Fund, and Rydex Variable Trust Absolute Return Strategies Fund.  Rydex Holdings, Inc. is privately-owned by a family trust.

• PADCO Advisors, Inc. – Investment adviser to Rydex Series Funds (“PADCO I”)
• PADCO Advisors II, Inc. – Investment adviser to Rydex Variable Trust (“PADCO II”)
• Rydex Series Funds Commodities Fund – A series of Rydex Series Funds (the “Commodities Fund”)
• Rydex Series Funds Absolute Return Strategies Fund – A series of Rydex Series Funds (the “ARS Fund”)
• Rydex Variable Trust Commodities Fund – A series of Rydex Variable Trust (the “VA Commodities Fund”)
• Rydex Variable Trust Absolute Return Strategies Fund – A series of Rydex Variable Trust (the “VA ARS Fund”)

PADCO I has the power to vote and dispose of the securities held by the Commodities Fund and the ARS Fund.  PADCO II has the power to vote and dispose of the securities held by the VA Commodities Fund and the VA ARS Fund.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Rydex Holdings, Inc., PADCO I, PADCO II, the Commodities Fund, the ARS Fund, the VA Commodities Fund, and the VA ARS Fund is 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

(c)	Citizenship: Rydex Holdings, Inc. is a Delaware corporation. PADCO I and PADCO II are Maryland corporations.

Rydex Series Funds and Rydex Variable Trust are Delaware statutory trusts.  The Commodities Fund and the ARS Fund are series of Rydex Series Funds, and the VA Commodities Fund and the VA ARS Fund are series of Rydex Variable Trust.

	(d)	Title of Class of Securities: Common Stock, no par value (“Common Stock”).
	(e)	CUSIP Number: 46428R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(i) Rydex Holdings, Inc. may be deemed to own beneficially 489,915 shares of Common Stock as of October 31, 2006.

(ii) PADCO I may be deemed to own beneficially 357,359 shares of Common Stock as of October 31, 2006.

(iii) PADCO II may be deemed to own beneficially 132,556 shares of Common Stock as of October 31, 2006.

(iv) The Commodities Fund may be deemed to own beneficially 228,079 shares of Common Stock as of October 31, 2006

(v) The ARS Fund may be deemed to own beneficially 129,280 shares of Common Stock as of October 31, 2006.

(vi) The VA Commodities Fund may be deemed to own beneficially 121,246 shares of Common Stock as of October 31, 2006.

(vii) The VA ARS Fund may be deemed to own beneficially 11,310 shares of Common Stock as of October 31, 2006.

(viii) Collectively, the Reporting Persons beneficially own 489,915 shares of Common Stock.

(b)

Percent of class:

(i) Rydex Holdings, Inc.’s beneficial ownership of 489,915 shares of Common Stock represents 25.13% of all outstanding shares of Common Stock as of October 31, 2006.

(ii) PADCO I’s beneficial ownership of 357,359 shares of Common Stock represents 18.33% of all outstanding shares of Common Stock as of October 31, 2006.

(iii) PADCO II’s beneficial ownership of 132,556 shares of Common Stock represents 6.80% of all outstanding shares of Common Stock as of October 31, 2006.

(iv) The Commodities Fund’s beneficial ownership of 228,079 shares of Common Stock represents 11.70% of all outstanding shares of Common Stock as of October 31, 2006.

(v) The ARS Fund’s beneficial ownership of 129,280 shares of Common Stock represents 6.63% of all outstanding shares of Common Stock as of October 31, 2006.

(vi) The VA Commodities Fund’s beneficial ownership of 121,246 shares of Common Stock represents 6.22% of all outstanding shares of Common Stock as of October 31, 2006.

(vii) The VA ARS Fund’s beneficial ownership of 11,310 shares of Common Stock represents 0.58% of all outstanding shares of Common Stock as of October 31, 2006.

(viii) Collectively, the Reporting Persons’ beneficial ownership of 489,915 shares of Common Stock represents 25.13% of all outstanding shares of Common Stock as of October 31, 2006.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Not applicable.

(ii)

Shared power to vote or to direct the vote:

PADCO I and the Commodities Fund share the power to vote or direct the vote of 228,079 shares of Common Stock.

PADCO I and the ARS Fund share the power to vote or direct the vote of 129,280 shares of Common Stock.

PADCO II and the VA Commodities Fund share the power to vote or direct the vote of 121,246 shares of Common Stock.

PADCO II and the VA ARS Fund share the power to vote or direct the vote of 11,310 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of Not applicable.
(iv)

Shared power to dispose or to direct the disposition of:

PADCO I and the Commodities Fund share the power to dispose or to direct the disposition of 228,079 shares of Common Stock.

PADCO I and the ARS Fund share the power to dispose or to direct the disposition of 129,280 shares of Common Stock.

PADCO II and the VA Commodities Fund share the power to dispose or to direct disposition of 121,246 shares of Common Stock.

PADCO II and the VA ARS Fund share the power to dispose or to direct disposition of 11,310 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2006

RYDEX HOLDINGS, INC.

By: *
Carl G. Verboncoeur
President

	*By:	/s/ Joanna Haigney
Joanna Haigney
Attorney-in-Fact, pursuant to the powers of attorney filed herewith as Exhibit B.

PADCO ADVISORS, INC.

By:	/s/ Joanna Haigney
Joanna Haigney
Chief Compliance Officer

Rydex Series Funds Commodities Fund

By:	/s/ Joanna Haigney
Joanna Haigney
Chief Compliance Officer

Rydex Series Funds Absolute Return Strategies Fund

By:	/s/ Joanna Haigney
Joanna Haigney
Chief Compliance Officer

PADCO Advisors II, Inc.

By:	/s/ Joanna Haigney
Joanna Haigney
Chief Compliance Officer

Rydex VARIABLE TRUST Commodities Fund

By:	/s/ Joanna Haigney
Joanna Haigney
Chief Compliance Officer

Rydex VARIABLE TRUST Absolute Return Strategies Fund

By:	/s/ Joanna Haigney
Joanna Haigney
Chief Compliance Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of iShares GSCI Commodity-Indexed Trust, dated as of November 7, 2006, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 9, 2006

RYDEX HOLDINGS, INC.

By: *
Carl G. Verboncoeur
President

	*By:	/s/ Joanna Haigney
Joanna Haigney
Attorney-in-Fact, pursuant to the powers of attorney filed herewith as Exhibit B.

PADCO ADVISORS, INC.

By:	/s/ Joanna Haigney
Joanna Haigney, Chief Compliance Officer

RYDEX SERIES FUNDS COMMODITIES FUND

By:	/s/ Joanna Haigney
Joanna Haigney, Chief Compliance Officer

RYDEX SERIES FUNDS ABSOLUTE RETURN STRATEGIES FUND

By:	/s/ Joanna Haigney
Joanna Haigney, Chief Compliance Officer

PADCO Advisors II, Inc.

By:	/s/ Joanna Haigney
Joanna Haigney, Chief Compliance Officer

Rydex VARIABLE TRUST Commodities Fund

By:	/s/ Joanna Haigney
Joanna Haigney, Chief Compliance Officer

Rydex VARIABLE TRUST Absolute Return Strategies Fund

By:	/s/ Joanna Haigney
Joanna Haigney, Chief Compliance Officer

EXHIBIT B

POWER OF ATTORNEY

and

JOINT FILING AGREEMENT

Carl G. Verboncoeur hereby appoints Joanna Haigney his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to sign for him and in his place and stead, in any and all capacities, including as President of Rydex Holdings, Inc., a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, and any amendments to such schedule filed pursuant to Rule 13d-2 under the Act, for the purpose of reporting joint beneficial ownership of securities acquired by Rydex Holdings, Inc., and to file such Schedule 13G, on an individual or joint basis, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do all and perform each and every act requisite and necessary to effect such filing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with Rule 13d-1(k)(l), Carl G. Verboncoeur hereby consents both individually and on behalf of Rydex Holdings, Inc., as President, to the joint filing on behalf of Rydex Holdings, Inc. of a Schedule 13G reporting joint beneficial ownership of securities acquired by Rydex Holdings, Inc.

Date: November 9, 2006	/s/ Carl G. Verboncoeur
Carl G. Verboncoeur
President, Rydex Holdings, Inc.

/s/ Carl G. Verboncoeur
Rydex holdings, inc.
by: Carl G. Verboncoeur
President